Exhibit 26(d)(6): Guaranteed Death Benefit Rider (Form No. R2025-4/04)

GUARANTEED DEATH BENEFIT RIDER

This rider is a part of the policy to which it is attached if this rider is shown in the Schedule. This rider must be read with all policy provisions. The owner of the policy is the owner of this rider.

The effective date of this rider is the policy date.

GUARANTEED DEATH BENEFIT

If you elect an optional Guaranteed Death Benefit Rider, your policy will not terminate during the guarantee period you select even if the net account value is zero except as provided below. If an Adjustable Term Insurance Rider is attached to your policy, it also will not terminate during the guarantee period even if the net account value is zero except as provided below. All other riders will terminate when your policy is kept in force under this guarantee.

The Guaranteed Death Benefit Rider may not be available in conjunction with certain other policy features and/or benefits, including policies issued for certain rate classes and policies where death benefit Option 3 has been selected.

Guarantee Period
The guaranteed death benefit period will terminate on the earlier of the guarantee period expiration date, as shown in the Schedule, or on any monthly processing date when:

a) The sum of the actual premiums paid, minus the amount of any partial withdrawals and any policy loan including accrued but unpaid interest, is less than the sum of the guarantee period monthly premiums to the next monthly processing date; or

b) Your account value is not diversified according to the requirements described below.

Guarantee Period Monthly Premium

The guarantee period monthly premium equals 1/12th of the guarantee period annual premium as shown in the Schedule. We use the guarantee period annual premium for each policy year until the effective date of a change. The guarantee period annual premium may be affected by changes in the stated death benefit, by death benefit option changes and by changes in the target death benefit, if any. If there is a change, a new Schedule will show the new guarantee period annual premium that will apply from the date of the change.

Diversification Requirements
The guarantee period will terminate if your account value, on any monthly processing date, is not diversified according to the following rules:

a) No more than 35% of your net account value may be invested in any one division; and
b) Your net account value must be invested in at least 5 divisions.

If you are participating in the automatic rebalancing program or dollar cost averaging program as defined in and governed by the policy prospectus on the policy date, you will satisfy these diversification requirements if: (i) your automatic rebalancing allocations comply with the diversification requirements specified above; or (ii) you direct your dollar cost averaging transfers into at least four other divisions with no more than 35% of any transfer being to any one division.

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Guaranteed Death Benefit Charge

There is a charge for the Guaranteed Death Benefit Rider. The charge is assessed on each monthly processing date during the guaranteed death benefit period. This charge is based on a rate which varies depending on the issue age of the insured person. The rate applicable to you will be shown in the Schedule.

The amount of the Guaranteed Death Benefit Rider charge is determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate shown in the Schedule. The amount of guaranteed coverage equals the greater of the Stated Death Benefit or the Target Death Benefit, minus your Account Value.

Notice

If on any monthly processing date, the guarantee period monthly premium requirement or the diversification requirement is not met, we will send you notice of the premium required and/or the need to diversity your account value. If the required premium is not received or your account value is not properly diversified by the second monthly processing date following this notice, this benefit will terminate. Once the Guaranteed Death Benefit Rider terminates, it cannot be reinstated.

SECURITY LIFE OF DENVER INSURANCE COMPANY

/s/ Paula Cludray-Engelke
Secretary

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